June 17, 2022

Autorité des marchés financiers Ontario Securities Commission

RE: Alithya Group inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual General Meeting of Shareholders which will be held as a virtual only meeting:

Date of meeting:	September 14, 2022
Record date for notice:	July 18, 2022
Record date for voting:	July 18, 2022
Beneficial ownership determination date:	July 18, 2022
Securities entitled to notice:	Class A subordinate voting shares Class B multiple voting shares
Securities entitled to vote:	Class A subordinate voting shares Class B multiple voting shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
TSX TRUST COMPANY
1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800    TSXTRUST.COM